

Mail Stop 3720

November 23, 2009

Via U.S. Mail and Fax (305) 441-7861
Joseph A. Garcia
Chief Financial Officer
Spanish Broadcasting System, Inc.
2601 South Bayshore Drive
PH II
Coconut Grove, FL 33133

>   **RE: Spanish Broadcasting System, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>
>   **Form 10-Q for the quarters ended March 31, June 30, and September 30, 2009**
>   **File No. 000-27823**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on Form 10-K for the year ended December 31, 2008

Item 7. MD&A of Financial Condition and Results of Operation

Critical Accounting Policies

Accounting for Indefinite Lived Intangible Assets and Goodwill, pages 46-47

1. We note that FCC broadcasting licenses accounted for 67% of total assets as of June 30, 2009. We note that revenues, operating income, and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you recorded: 1) a $396.3 million license impairment for certain individual stations in your Los Angeles, San Francisco, Puerto Rico, Miami and New York markets following an interim impairment test on June 30, 2008; 2) a $22.4 million license impairment for certain stations in all of your markets following your year-end impairment test on December 31, 2008; and 3) a $10.1 million license impairment for certain stations in your Chicago and San Francisco markets following an interim impairment test on March 31, 2009.

    In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:

    *   The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

    *   A description of key assumptions that drive fair value in your discounted cash flow methodology.

    *   The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2. We note that you used a discounted cash flow methodology to determine the fair value of your FCC broadcasting licenses. We also note that your methodology "consists of a quantitative model, which assumes the FCC licenses are acquired and operated by a third party." In this regard please expand your disclosure to explain how this approach isolates the cash flows associated with each unit of accounting as required by EITF D-108.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director